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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------

                            AMENDMENT NO. 9
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------

                             CONRAIL INC.

                       (Name of Subject Company)


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, New York 10019
                            (212) 474-1000

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                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 16, 1996, as amended on October 25, 1996, November 1, 1996, November 4, 1996, November 6, 1996, November 7, 1996, November 8, 1996, November 13, 1996 and November 18, 1996 (as amended, the "Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a wholly owned subsidiary of CSX Corporation ("CSX") to purchase an aggregate of 17,860,124 of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 19, 1996, Conrail and CSX issued a joint press release, the full text of which is attached as Exhibit (a)(20) hereto and incorporated herein by reference, with respect to the hearing held on November 18 and 19, 1996 in the United States District Court for the Eastern District of Pennsylvania.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

        (a)(20) Text of press release issued by Conrail and CSX dated November 19, 1996.


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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                        ----------------------
                                        Name:  Timothy T. O'Toole
                                        Title: Senior Vice President--Finance


Dated as of November 20, 1996


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                             EXHIBIT INDEX

Exhibit                       Description                         Page No.
-------                       -----------                         --------

*(a)(1)          Offer to Purchase dated October 16, 1996........
*(a)(2)          Letter of Transmittal...........................
*(a)(3)          Text of press release issued by Conrail,
                 dated October 15, 1996..........................
*(a)(4)          Letter to shareholders of Conrail dated
                 October 16, 1996................................
*(a)(5)          Form of Summary Advertisement dated
                 October 16, 1996................................
*(a)(6)          Opinion of Lazard Freres & Co. L.L.C............
*(a)(7)          Opinion of Morgan Stanley & Co. Incorporated....
*(a)(8)          Text of press release issued by Norfolk,
                 dated October 23, 1996..........................
*(a)(9)          Text of press release issued by Conrail,
                 dated October 23, 1996..........................
*(a)(10)         Text of press release issued by Conrail,
                 dated October 24, 1996..........................
*(a)(11)         Supplement to the Offer to Purchase dated
                 November 6, 1996................................
*(a)(12)         Text of press release issued by Conrail and
                 CSX dated November 6, 1996......................
*(a)(13)         Letter to shareholders dated November 6,
                 1996............................................
*(a)(14)         Opinion of Lazerd Freres & Co. LLC dated
                 November 5, 1996................................
*(a)(15)         Opinion of Morgan Stanley & Co.
                 Incorporated Dated November 5, 1996.............
*(a)(16)         Text of press release issued by Conrail,
                 dated November 7, 1996..........................
*(a)(17)         Text of press release issued by Conrail,
                 dated November 7, 1996..........................
*(a)(18)         Text of press release issued by Conrail,
                 dated November 8, 1996..........................
*(a)(19)         Text of press release issued by Conrail and
                 CSX, dated November 13, 1996....................
 (a)(20)         Text of press release issued by Conrail and
                 CSX, dated November 19, 1996....................


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Exhibit                       Description                         Page No.
-------                       -----------                         --------

 (b)             Not applicable..................................
*(c)(1)          Agreement and Plan of Merger dated as of
                 October 14, 1996................................
*(c)(2)          Conrail Stock Option Agreement, dated as of
                 October 14, 1996................................
*(c)(3)          CSX Stock Option Agreement dated as of
                 October 14, 1996................................
*(c)(4)          Form of Voting Trust Agreement..................
*(c)(5)          Employment Agreement of Mr. LeVan dated as
                 of October 14, 1996.............................
*(c)(6)          Change of Control Agreement of Mr. LeVan
                 dated as of October 14, 1996....................
*(c)(7)          Pages 4-5, and 9-14 of Conrail's Proxy
                 Statement dated April 3, 1996...................
*(c)(8)          Complaint in Norfolk Southern et al. v.
                 Conrail Inc., et al., No. 96-CV-7167, filed
                 on October 23, 1996 in the United States
                 District Court for the Eastern District of
                 Pennsylvania....................................
*(c)(9)          First Amended Complaint in Norfolk Southern
                 et al. v. Conrail Inc., et al., No. 96-CV-
                 7167, filed on October 30, 1996 in the
                 United States District Court for the
                 Eastern District of Pennsylvania................
*(c)(10)         Resolution adopted by the Board of
                 Directors of Conrail on November 4, 1996........
*(c)(11)         First Amendment dated as of November 5,
                 1996 to Agreement and Plan of Merger............
*(c)(12)         Second Amended Complaint in Norfolk
                 Southern et. al. v. Conrail Inc., et al.,
                 No. 96-CV-7167, filed on November 15, 1996 in
                 the United States District Court for the
                 Eastern District of Pennsylvania................





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  *  Previously filed


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